Exhibit 10.2

Independent Auditor’s Consent

The Board of Directors
Gilat-To-Home Latin America (Netherlands Antilles) N.V.

We consent to the incorporation by reference in the Registration Statements on Forms S-8 (Nos. 333-96630, 333-08826, 333-10092, 333-12466 and 333-12988) and Form F-3 (No. 333-12698) of our report dated February 8, 2002 with respect to the consolidated financial statements of Gilat-To-Home Latin America (Netherlands Antilles) N.V. which report appears in the From 20-F of Gilat Satellite Networks Ltd. for year ended December 31, 2003 (none of which aforementioned financial statements are separately presented therein).

/s/ KPMG Accountants N.V.
Amstelveen, the Netherlands

March 17, 2004